FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: January 16th, 2006	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

New York, January 16th, 2006.- The following communication will be published on major financial newspapers in the days ahead. The messages contained on those advertisements are:

On demand. Demand rose by more than 5% in our Spanish distribution markets in 5%, raising our market share in excess of 40%. Our sales of electricity grew by more than 5.5% in all of the markets in which we operate.

On plan. We advanced towards completion of our Capacity Plan with an installed capacity of 46,500 MW resulting from competitive and diverse generation plants (hydro, thermal, nuclear, renewables,…).

On top. We are the leading electricity utility in Spain, within the top 5 in Europe and a top 10 player worldwide by market capitalisation. Based on market capitalisation obtained from Bloomberg as at the end of December 2005.

On track. Generating growth and value

Endesa. Stronger business, greater value.

For additional information please contact Álvaro Pérez de Lema, North America Investor Relations Office,
telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of ENDESA filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

on demand

on track

Generating growth and value.

endesa

Stronger business, greater value.

www.endesa.es

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-looking statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

on plan

on top

Based on market capitalisations obtained from Bloomberg as at the end of December 2005.

on track

Generating growth and value.

endesa

Stronger business, greater value.

www.endesa.es

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-looking statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.